Filed by Saxon Capital, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934.
Subject Company: Saxon Capital, Inc.
Commission File No. 000-33485

On January 29, 2004, we issued the following press release announcing our fourth quarter and year ended December 31, 2003 financial results.

Exhibit 99.1

NEWS RELEASE

Contact:
Bobbi J. Roberts Vice President, Investor Relations Saxon Capital, Inc. 804.967.7879 robertsb@saxonmtg.com

Release Date: January 29, 2004 at 5:00 p.m. Eastern Time

Saxon Capital, Inc. Reports Fourth Quarter and Year End 2003 Operating Results

Diluted EPS Increased To $0.66 Per Share for the Quarter; and $2.16 Per Share for 2003

GLEN ALLEN, VA. (January 29, 2004) – Saxon Capital, Inc. (“Saxon”) (NASDAQ: SAXN), a residential mortgage lending and servicing company, today announced fourth quarter 2003 net income of $20.2 million or $0.66 per share diluted, as compared to $11.8 million or $0.41 per share diluted, for the fourth quarter 2002, and $16.6 million or $0.55 per share diluted for third quarter 2003. Net income for the year ended December 31, 2003 was $65.1 million or $2.16 per share diluted, as compared to $27.4 million or $0.94 for the year ended December 31, 2002.

Operational Highlights

  Net mortgage loan portfolio, (“owned portfolio”), increased 2% to $4.7 billion at December 31, 2003 from $4.6 billion at September 30, 2003, and increased 31% from $3.6 billion at December 31, 2002.
  Mortgage loan production for fourth quarter 2003 decreased by 3% compared to both fourth quarter 2002 and third quarter 2003. Mortgage loan production (excluding called loans purchased from off-balance sheet securitizations in 2002) increased 24% from the year ended 2002 to 2003.
  Servicing rights for approximately $1.3 billion of mortgage loans were purchased during the fourth quarter 2003.

Loan Production

Total mortgage loan production volume was $683.3 million for fourth quarter 2003, a decrease of 3% compared to both fourth quarter 2002 and third quarter 2003. Total mortgage loan production volume was $2.8 billion for year ended December 31, 2003, an increase of 24% compared to year ended December 31, 2002 (excluding called loans purchased from off-balance sheet securitizations in 2002). Total cost to produce increased to 3.57% of total loan production for fourth quarter 2003 from 3.16% for fourth quarter 2002 and 3.19% for third quarter 2003. Cost to produce increased to 3.35% for the year ended December 31, 2003, as compared to 3.23% for the year ended December 31, 2002.

Saxon’s retail mortgage loan production was $172.2 million during fourth quarter 2003, a decrease of 10% over fourth quarter 2002, and a decrease of 7% compared to third quarter 2003. For the year ended December 31, 2003, retail production was $762.7 million, an increase of 18% over prior year. At December 31, 2003, total retail branches totaled 27 as compared to 20 at December 31, 2002. Same branch retail production for branches open greater than 12 months decreased 23% and 12% from fourth quarter 2002 and third quarter 2003, respectively. Same branch retail production increased 11% for the year ended December 31, 2003 as compared to year ended December 31, 2002.

Saxon’s wholesale mortgage loan production was $320.4 million during fourth quarter 2003, an increase of 11% over fourth quarter 2002, and an increase of 8% compared to third quarter 2003. For the year ended December 31, 2003, wholesale production was $1.2 billion, an increase of 14% over prior year.

Saxon’s correspondent flow mortgage loan production was $172.0 million during fourth quarter 2003, an increase of 63% over fourth quarter 2002, and a decrease of 7% over third quarter 2003. Correspondent flow production for the year ended December 31, 2003 was $700.3 million, an increase of 84% over prior year. Correspondent bulk mortgage loan production was $18.6 million during fourth quarter 2003, a decrease of 69% from fourth quarter 2002, and a decrease of 50% from third quarter 2003. Correspondent bulk production for the year ended December 31, 2003 was $205.4 million, a decrease of 12% over prior year. This year-over-year change in the correspondent flow and bulk production reflects Saxon’s continued focus on growing the flow business, while pursuing the bulk business when market conditions are advantageous.

Purchase of Servicing Rights

During the quarter, Saxon purchased third party servicing rights to approximately $1.3 billion of mortgage loans. Saxon paid an average 65 basis points for the servicing rights, which have annual servicing fees of approximately 50 basis points.

Portfolio Performance

At December 31, 2003, Saxon’s owned portfolio totaled $4.7 billion, an increase of 31% from December 31, 2002 and an increase of 2% from September 30, 2003. Seriously delinquent (60+ days past due) loans were 7.7% of owned portfolio at December 31, 2003, compared to 7.1% at December 31, 2002 and 7.5% at September 30, 2003. Saxon decreased its reserve for loan losses to $43.4 million at December 31, 2003 from $46.1 million at September 30, 2003, due to the stability in the seriously delinquent ratio and continued improvement in the credit mix of the owned portfolio.

Financial Highlights

For fourth quarter 2003, Saxon’s net interest income was $54.2 million, as compared to $42.8 million for fourth quarter 2002 and $54.3 million for third quarter 2003. For fourth quarter 2003, Saxon’s net interest margin was 4.7%, as compared to 5.3% for fourth quarter 2002 and 4.9% for third quarter 2003. For the year ended December 31, 2003, Saxon’s net interest income was $209.8 million as compared to $139.3 million for year ended December 31, 2002. Saxon’s net interest margin for the year ended December 31, 2003 was 5.0% as compared to 5.4% for prior year. The net interest margin decline is due to the improved credit mix in the owned portfolio, which yields a lower coupon, and prepayment of higher yielding mortgage loans. Saxon’s net interest margin after provision for mortgage loan losses was 4.2%, for both the fourth quarter 2003 and third quarter 2003, as compared to 4.4% for fourth quarter 2002. Saxon’s net interest margin after provision for mortgage loan losses for the year’s ended December 31, 2003 and 2002 was 4.2% and 4.3%, respectively.

Total net revenues for fourth quarter 2003 were $57.9 million, as compared to $42.1 million for fourth quarter 2002 and $54.7 million for third quarter 2003. Total net revenues for year ended December 31, 2003 were $211.4 million, as compared to $134.5 million for prior year. Saxon’s increase in net revenues is due to the continued growth of the owned portfolio and an increase in servicing income.

Operating expenses, which include general and administrative expenses and depreciation, were $29.8 million for fourth quarter 2003, as compared to $23.5 million for fourth quarter 2002 and $27.3 million for third quarter 2003. Operating expenses were $109.8 million for the year ended December 31, 2003 as compared to $90.3 million for prior year.

Liquidity

At December 31, 2003, Saxon had $1.5 billion in committed facilities and $107 million in short-term liquidity, as compared to $1.5 billion in committed facilities and $90 million in short-term liquidity at December 31, 2002.

Recent Developments

On January 26, 2004, Saxon announced that the Board of Directors had authorized the company to convert to a real estate investment trust (“REIT”), subject to shareholder approval and other conditions.

Conference Call

Saxon will host a conference call for analysts and investors at 11 a.m. Eastern Time on Friday, January 30, 2004. For a live Internet broadcast of this conference call, please visit Saxon’s investor relations website at www.saxoncapitalinc.com. To participate in the call, contact Ms. Bobbi Roberts, Vice President Investor Relations (804.967.7879 or robertsb@saxonmtg.com). A replay will be available shortly after the call and will remain available until 5 p.m. Eastern Time, February 6, 2004. The replay will be available on Saxon’s website or at 800.252.6030 using the ID number 21315197.

About Saxon

Saxon is a residential mortgage lender and servicer that originates, purchases, securitizes and services real property secured mortgages. Saxon is headquartered in Glen Allen, Virginia and has additional primary facilities in Fort Worth, Texas and Foothill Ranch, California.

Saxon’s production subsidiaries, Saxon Mortgage, Inc., and America’s MoneyLine, Inc. originate and purchase loans through wholesale, correspondent and retail business channels. Saxon currently originates and purchases loans in 49 states, through its network of approximately 4,000 brokers, 300 correspondents, nd 27 retail branches. As of December 31, 2003, Saxon’s servicing subsidiary, Saxon Mortgage Services, Inc., serviced a mortgage loan portfolio of $9.9 billion. For more information, visit www.saxoncapitalinc.com.

Information Regarding Forward Looking Statements

Statements in this news release reflecting our future, plans and strategies, are “forward-looking statements” that are based on current expectations and assumptions. These expectations and assumptions are subject to risks and uncertainty, which could affect our future plans. Saxon’s actual results and the timing and occurrence of expected events could differ materially from our plans and expectations due to a number of factors, such as (i) changes in overall economic conditions and interest rates, (ii) Saxon’s ability to successfully implement its growth strategy, (iii) Saxon’s ability to sustain loan origination growth at levels sufficient to absorb costs of production and operational costs, (iv) continued availability of credit facilities and access to the securitization markets or other funding sources, (v) deterioration in the credit quality of Saxon’s loan portfolio, (vi) lack of access to the capital markets for additional funding, (vii) challenges in successfully expanding Saxon’s servicing platform and technological capabilities, (viii) Saxon’s ability to satisfy complex rules in order for it to qualify as a REIT for federal income tax purposes, (ix) the ability of certain of Saxon’s subsidiaries to qualify as taxable REIT subsidiaries for federal income tax purposes and Saxon’s ability and the ability of its subsidiaries to operate effectively within the limitations imposed by these rules, (x) changes in federal income tax laws and regulations applicable to REITs, (xi) unfavorable changes in capital market conditions, (xii) future litigation developments, (xiii) competitive conditions applicable to Saxon’s industry, and (xiv) changes in the applicable legal and regulatory environment. You should also be aware that all information in this news release is as of January 29, 2004. Saxon undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations.

Additional Information and Where To Find It

Information contained in this press release is not a substitute for the proxy statement/prospectus that Saxon intends to file with the Securities and Exchange Commission in connection with the proposed REIT conversion. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS, ABOUT SAXON AND THE PROPOSED TRANSACTION. The proxy statement/prospectus and other documents which will be filed by Saxon with the Securities and Exchange Commission will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request when such a filing is made to Bobbi J. Roberts, Vice President, Investor Relations, Saxon Capital, Inc. 4860 Cox Road, Suite 300, Glen Allen, Virginia, Telephone 804.967.7879, email: robertsb@saxonmtg.com.

Saxon, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed REIT conversion. Information about the directors and executive officers of Saxon and their ownership of Saxon stock is set forth in the proxy statement for Saxon’s 2003 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

Saxon Capital, Inc.
Consolidated Balance Sheets
(Dollars in thousands, except for share data)
(unaudited)

	December 31, 2003	December 31, 2002

Assets Cash	$5,245	$8,098
Accrued interest receivable	54,080	38,630
Trustee receivable	74,614	44,128
Mortgage loan portfolio	4,723,416	3,612,473
Allowance for loan losses	(43,369)	(40,227)

Net mortgage loan portfolio	4,680,047	3,572,246
Restricted cash	1,257	301,435
Servicing related advances	98,588	102,558
Mortgage servicing rights, net	41,255	24,971
Real estate owned	23,787	14,563
Other assets	79,959	56,533

Total assets	$5,058,832	$4,163,162

Liabilities and stockholders' equity
Liabilities:
Accrued interest payable	$8,602	$7,431
Warehouse financing	427,969	474,442
Securitization financing	4,237,375	3,347,251
Note payable	25,000	25,000
Other liabilities	14,840	22,692

Total liabilities	4,713,786	3,876,816

Stockholders' equity
Common stock, $0.01 par value per share, 100,000,000 shares
authorized; 28,661,739 and 28,235,781
issued and outstanding, respectively	287	282
Additional paid-in capital	264,030	259,267
Other comprehensive (loss) income, net of tax of $(3,500)and $3,649	(5,497)	5,707
Retained earnings	86,226	21,090

Total stockholders' equity	345,046	286,346

Total liabilities and stockholders' equity	$5,058,832	$4,163,162

Saxon Capital, Inc.
Consolidated Statements of Operations
(Dollars in thousands, except for share data)
(unaudited)

	Quarter Ended December 31, 2003	Quarter Ended September 30, 2003	Quarter Ended June 30, 2003	Quarter Ended March 31, 2003	Quarter Ended December 31, 2002

Revenues:
Interest income (1)	$88,743	$85,489	$83,577	$75,255	$68,589
Interest expense	(34,506)	(31,143)	(30,993)	(26,661)	(25,782)

Net interest income	54,237	54,346	52,584	48,594	42,807
Provision for mortgage loan losses	(6,219)	(8,517)	(9,677)	(8,614)	(6,912)

Net interest income after provision
for mortgage losses	48,018	45,829	42,907	39,980	35,895
Servicing income, net of amortization (1)	8,358	7,994	8,202	7,580	6,240
Gain on sale of mortgage assets	1,558	924	45	6	--

Total net revenues	$57,934	$54,747	$51,154	$47,566	$42,135
Expenses:
Payroll and related expenses	12,752	14,839	13,382	14,278	12,918
General and administrative expenses	15,036	11,368	11,424	11,058	11,193
Other expense (income)	1,980	1,053	1,261	1,325	(579)

Total expenses	29,768	27,260	26,067	26,661	23,532
Income before taxes	28,166	27,487	25,087	20,905	18,603
Income tax expense	7,964	10,868	9,656	8,021	6,792

Net income	$20,202	$16,619	$15,431	$12,884	$11,811
Basic earnings per share	$0.71	$0.58	$0.54	$0.46	$0.42

Diluted earnings per share	$0.66	$0.55	$0.51	$0.44	$0.41

(1)	Previously the company reported prepayment penalty income as a component of net servicing income. The company has reclassed prepayment penalty income to interest income for all periods presented.

Saxon Capital, Inc.
Consolidated Statements of Operations
(Dollars in thousands, except for share data)
(unaudited)

	Year Ended December 31, 2003	Year Ended December 31, 2002

Revenues:
Interest income (1)	$333,064	$226,399
Interest expense	(123,303)	(87,068)

Net interest income	209,761	139,331
Provision for mortgage loan losses	(33,027)	(28,117)

Net interest income after provision
for mortgage loan lossses	176,734	111,214
Servicing income, net of amortization (1)	32,134	22,924
Gain on sale of mortgage assets	2,533	365

Total net revenues	$211,401	$134,503
Expenses:
Payroll and related expenses	55,251	50,437
General and administrative expenses	48,886	38,425
Other expense (income)	5,619	1,431

Total expenses	109,756	90,293
Income before taxes	101,645	44,210
Income tax expense	36,509	16,833

Net income	$65,136	$27,377
Basic earnings per share	$2.28	$0.97

Diluted earnings per share	$2.16	$0.94

(1)	Previously the company reported prepayment penalty income as a component of net servicing income. The company has reclassed prepayment penalty income to interest income for all periods presented.

Saxon Capital, Inc.
Supplemental Data
Quarter Ended

	Qtr 12/31/2003	Qtr 9/30/2003	Qtr 6/30/2003	Qtr 3/31/2003	Qtr 12/30/2002
Production Statistics
Volume
Wholesale	$320,429	$296,959	$282,460	$274,724	$288,729
Retail	172,204	184,474	223,633	182,345	192,387
Correspondent Flow	172,033	185,406	200,441	142,460	105,847
Correspondent Bulk	18,636	37,387	34,774	114,574	60,616
Called loans(1)	--	--	--	--	58,839
Net Cost to Produce(2)
Wholesale	3.09%	2.81%	2.97%	3.24%	3.03%
Retail	4.47%	3.33%	2.80%	3.17%	2.43%
Correspondent Flow	3.35%	3.24%	3.32%	3.52%	3.34%
Correspondent Bulk	5.79%	5.14%	5.25%	4.94%	5.78%
Total Production	3.57%	3.19%	3.12%	3.55%	3.16%
Cost to Service	0.26%	0.26%	0.26%	0.26%	0.32%
Credit Quality
Average Loan-To-Value	79.6%	79.2%	79.9%	79.5%	79.1%
Credit Score	621	623	617	612	613
Fixed Weighted Average Coupon	8.1%	7.8%	7.7%	7.9%	8.3%
ARM Weighted Average Coupon	7.5%	7.5%	7.6%	8.0%	8.3%
Portfolio Statistics
Owned Portfolio Principal Balance
(at period end)	$4,665,770	$4,529,008	$4,319,424	$3,953,056	$3,505,255
Owned Portfolio Seriously Delinquent(3)	7.7%	7.5%	6.6%	6.4%	7.1%
Owned Net Losses on Liquidated Loans-quarter
ended trust basis(4)(5)	7,629	7,609	6,668	5,860	2,595
Owned Net Losses on Liquidated Loans-quarter
ended GAAP basis(4)(5)	9,172	7,431	8,029	6,282	5,638
Total Serviced Portfolio Principal Balance
(at period end)	9,899,523	8,778,290	8,318,228	8,394,916	7,575,560
Total Serviced Portfolio Seriously
Delinquent(3)	8.9%	10.1%	10.0%	9.8%	11.3%
Total Serviced Net Losses on Liquidated
Loans-quarter ended trust basis	25,310	26,655	29,127	26,554	25,857
Key Ratios
Average Earning Assets(6)	$4,623,280	$4,395,113	$4,115,044	$3,723,306	$3,260,581
Average Assets	5,100,500	4,917,499	4,511,920	4,247,087	3,758,518
Average Equity	334,823	313,025	297,472	289,920	277,719
Return on Average Assets(ROA)(7)	1.6%	1.4%	1.4%	1.2%	1.3%
Return on Average Equity(ROE)(7)	24.1%	21.2%	20.7%	17.8%	17.0%
Average Equity/Average Assets(%)	6.6%	6.4%	6.6%	6.8%	7.4%
Interest Income/Average Earning Assets(7)	7.7%	7.8%	8.1%	8.1%	8.4%
Interest Expense/Average Earning Assets(7)	3.0%	2.8%	3.0%	2.9%	3.2%
Interest Margin/Average Earning Assets(9)(7)	4.7%	4.9%	5.1%	5.2%	5.3%
Net Interest Margin after provisions for Mortgage Loan Losses(7)	4.2%	4.2%	4.2%	4.3%	4.4%
Operating expense/Servicing Portfolio (7)	1.2%	1.2%	1.2%	1.3%	1.2%
Operating expenses/Average Assets(7)	2.3%	2.2%	2.3%	2.5%	2.5%
Efficiency Ratio (8)	51.4%	49.8%	51.0%	56.1%	55.8%
Common Stock Data
Basic earnings per share	$0.71	$0.58	$0.54	$0.46	$0.42
Diluted earnings per share	$0.66	$0.55	$0.51	$0.44	$0.41
Shares used to compute basic EPS	28,639	28,600	28,522	28,284	28,152
Shares used to compute diluted EPS	30,701	30,312	29,973	29,059	28,696
Shares outstanding (period end)	28,662	28,617	28,594	28,393	28,236
Common Stock Price
High	$22.15	$18.65	$19.01	$13.96	$13.50
Low	$17.15	$15.30	$12.81	$10.76	$8.15
Period End	$20.95	$17.14	$17.28	$13.31	$12.51
Book value per share (period end)	$12.04	$11.34	$10.54	$10.34	$10.14

(1)	Called loans are mortgages purchased from the SASTA 96-2, 97-1, 97-2, and 97-3 securitizations pursuant to the clean-up call provision of the trust.
(2)	Net cost to produce is defined as general and administrative costs and premium paid, net of fees collected, divided by loan production.
(3)	Seriously delinquent is defined as 60 plus days past due.
(4)	2002 net losses on liquidated loans exclude losses of $12.6 million relating to sale of delinquent called loans purchased at a discount and certain recoveries.
(5)	GAAP requires losses to be recognized immediately upon the loan transferring to real estate owned. The trust does not recognize a loss on real estate owned property until it is sold, which causes a timing difference between GAAP and trust losses. In addition, trust losses exclude losses resulting from a delinquent loan sale.
(6)	Average Earning Assets is a daily average balance of loans in warehouse and securitized portfolio.
(7)	Ratios are annualized.
(8)	Efficiency ratio is calculated as total expenses divided by net revenues.
(9)	Previously the company reported prepayment penalty income as a component of net servicing income. The company has reclassed prepayment penalty income to interest income for all periods presented.

Saxon Capital, Inc.
Supplemental Data
Year Ended

Production Statistics	Year Ended 12/31/2003	Year Ended 12/31/2002

Volume
Wholesale	$1,174,573	$1,034,278
Retail	762,657	645,949
Correspondent Flow	700,340	380,939
Correspondent Bulk	205,372	234,349
Called loans (1)	--	188,559
Net Cost to Produce (2)
Total Loan Production	3.35%	3.23%
Key Ratios
Average Earning Assets (3)	$4,214,186	$2,566,292
Interest Income/Average Earning Assets	7.9%	8.8%
Interest Expense/Average Earning Assets	2.9%	3.4%
Interest Margin/Average Earning Assets (4)	5.0%	5.4%
Net Interest Margin after provision for Mortgage Loans Losses	4.2%	4.3%

(1)	Called loans are mortgages purchased from the SASTA 96-2, 97-1, 97-2, and 97-3 securitizations pursuant to the clean-up call provision of the trust.
(2)	Net cost to produce is defined as general and administrative costs and premium paid, net of fees collected, divided by loan production.
(3)	Average Earning Assets is a daily average balance of loans in warehouse and securitized portfolio.
(4)	Previously the company reported prepayment penalty income as a component of net servicing income. The company has reclassed prepayment penalty income to interest income for all periods presented.